UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Estimated average burden
hours per response. . . 0.10

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Bank of America Mortgage Securities, Inc.
Exact name of registrant as specified in charter

0001014956
Registrant CIK Number

8-K FOR 4/25/02 2002-C
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-74544
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Charlotte, State of North Carolina, 2001.

Bank of America Mortgage Securities, Inc.
(Registrant)

By: Judy V. Ford
Name: Judy V. Ford
Title: Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ____________________, 2001, that the information set forth in this statement is true and complete.

By: ______________________________
(Name)

____
(Title)

MBS New Issue Term Sheet

$414,258,000 (approximate)

Bank of America Mortgage Securities, Inc.
Mortgage Pass-Through Certificates, Series 2002-C

Classes A-1, A-2, A-3

Bank of America, N.A.

Seller and Servicer

BankofAmerica

April 15, 2002

BoAMS 2002-C

To Maturity

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/ Moody's)
Offered Certificates						
A-1	$270,303,000	Variable – Pass-thru [2]	4.10	1 – 360	4/25/2032	AAA/Aaa
A-2	$100,000,000	Variable – Seq [2]	2.00	1 – 59	3/25/2007	AAA/Aaa
A-3	$43,955,000	Variable – Seq [2]	8.89	59 – 360	4/25/2032	AAA/Aaa
Not Offered Hereunder						
B-1	$5,762,000					AA/Not Rated
B-2	$2,135,000					A/Not Rated
B-3	$2,134,000					BBB/Not Rated
B-4	$640,000					BB/Not Rated
B-5	$640,000					B/Not Rated
B-6	$854,671					Not Rated/Not Rated
A-PO	$434,822	Principal Only [3]				AAA/Aaa

(1) *Class sizes are subject to change.*

(2) *For each Distribution Date occurring in the month of and prior to November 2006, interest will accrue on the certificates at a rate equal to the fixed rate applicable to each certificate. For each Distribution Date occurring in the month of December 2006 and prior to April 2007, interest will accrue on the certificates at a rate equal to the product of (A) approx. [ ]% for the Class A-1 Certificates or approx [ ]% for the Class A-2 and Class A-3 Certificates and (B) the Adjusted Net WAC of the Mortgage Loans. For each Distribution Date occurring in the month of or after April 2007, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(3) *For each Distribution Date occurring prior to April 2007, the Class A-PO Certificates are only entitled to principal distributions and will not accrue interest. For each Distribution Date occurring on or after April 2007, interest will accrue on the certificate at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

To The Rate Reset Date [3]

Class	Approx. Size [1]	Interest – Principal Type	Est. WAL (yrs)	Est. Prin. Window (mos)	Expected Final Maturity	Expected Ratings (S&P/ Moody's)
Offered Certificates						
A-1	$270,303,000	Variable – Pass-thru [2]	2.89	1 – 59	3/25/2007	AAA/Aaa
A-2	$100,000,000	Variable – Seq [2]	2.00	1 – 59	3/25/2007	AAA/Aaa
A-3	$43,955,000	Variable – Seq [2]	4.92	59 – 59	3/25/2007	AAA/Aaa

(1) *Class sizes are subject to change.*

(2) *For each Distribution Date occurring in the month of and prior to November 2006, interest will accrue on the certificates at a rate equal to the fixed rate applicable to each certificate. For each Distribution Date occurring in the month of December 2006 and prior to April 2007, interest will accrue on the certificates at a rate equal to the product of (A) approx. [ ]% for the Class A-1 Certificates or approx [ ]% for the Class A-2 and Class A-3 Certificates and (B) the Adjusted Net WAC of the Mortgage Loans. For each Distribution Date occurring in the month of or after April 2007, interest will accrue on the certificates at a rate equal to the weighted average of the Net Mortgage Interest Rates of the Mortgage Loans (based upon the Stated Principal Balances of the Mortgage Loans on the due date in the month preceding the month of such Distribution Date).*

(3) *Assumes any outstanding principal balance on the Certificates will be paid in full on the Distribution Date occurring in the month of March 2007.*

Preliminary Summary of Terms	
Transaction:	Bank of America Mortgage Securities, Inc. Mortgage Pass-Through Certificates, Series 2002-C
Lead Manager (Book Runner):	Banc of America Securities LLC
Co-Managers:	Lehman Brothers Inc. and Bear, Stearns & Co. Inc.
Seller and Servicer:	Bank of America, N.A.
Trustee:	The Bank of New York
Transaction Size:	$426,858,493
Securities Offered:	$270,303,000 Class A-1 Certificates $100,000,000 Class A-2 Certificates $ 43,955,000 Class A-3 Certificates
Collateral:	5/1 Hybrid ARM Residential Mortgage Loans: fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for approximately 5 years and thereafter the Mortgage Loans have a variable interest rate.
Rating Agencies:	Moody's Investor Service, Inc. and Standard and Poor's (Senior Certificates) and Standard and Poor's (Subordinate Certificates only)
Expected Pricing Date:	Week of April 15th, 2002
Expected Closing Date:	April 25, 2002
Collection Period:	The calendar month preceding the current Distribution Date
Distribution Date:	25th of each month, or the next succeeding Business Date (First Payment Date: May 28, 2002)
Cut-Off Date:	April 1, 2002
Senior Certificates:	Class A-1, A-2, A-3, A-PO – Class A Certificates
Subordinate Certificates:	Class B-1, B-2, B-3, B-4, B-5 and B-6 Certificates - Class B Certificates
Day Count:	30/360
Prepayment Speed:	20% CPR

Preliminary Summary of Terms	
Optional Clean-up Call:	Any Distribution Date on or after which the Aggregate Principal Balance of the Mortgage Loans declines to 10% or less of the Aggregate Principal Balance as of the Cut-Off Date ("Cut-Off Date Pool Principal Balance")
Administrative Fee:	The Administrative Fees with respect to the Trust are payable out of the interest payments received on each Mortgage Loan. The "Administrative Fees" consist of (a) servicing compensation payable to the Servicer in respect of its servicing activities (the "Servicing Fee") and (b) fees paid to the Trustee. The Administrative Fees will accrue on the Stated Principal Balance of each Mortgage Loan at a rate (the "Administrative Fee Rate") equal to the sum of the Servicing Fee for such Mortgage Loan and the Trustee Fee Rate. The Trustee Fee Rate will be 0.0040% per annum. In the month of and prior to the Distribution Date in March 2007, the Servicing Fee Rate will be with respect to each Mortgage Loan, the per annum rate equal to (i) the related Mortgage Interest Rate on the Closing Date less (ii) the sum of [%] and the Trustee Fee Rate; *provided, however*, that the Servicing Fee Rate will not be less than 0.250% per annum with respect to any Mortgage Loan. After the Distribution Date in March 2007, the Servicing Fee Rate will equal 0.250% per annum for each Mortgage Loan.
Net Mortgage Interest Rate:	The Net Mortgage Interest Rate of a Mortgage Loan is the excess of its mortgage interest rate over the applicable Administrative Fee Rate.
Adjusted Net WAC:	The Adjusted Net WAC of the Mortgage Loans is equal to (A) the sum product, for each Mortgage Loan, of (i) the Net Mortgage Interest Rate for such Mortgage Loan multiplied by (ii) the stated principal balance of such Mortgage Loan on the due sate of the month preceding the month of such Distribution Date divided by (B) the sum product of, for each Mortgage Loan, of (i) the Non-Ratio Strip Percentage for such Mortgage Loan multiplied by (ii) the stated principal balance of such Mortgage Loan on the due date of the month preceding the month of such Distribution Date.
Clearing:	DTC, Clearstream and Euroclear
Denomination:	Class A-1, A-2, A-3 – minimum $1,000; increments of $1 in excess thereof; Classes A-PO, B-1, B-2, B-3, B-4, B-5 and B-6 – minimum $25,000; increments of $1 in excess thereof.
SMMEA Eligibility:	The Class A Certificates and the Class B-1 Certificate are expected to constitute "mortgage related securities" for purposes of SMMEA.
ERISA Eligibility:	All of the Certificates, except the B-4, B-5 and B-6, are expected to be ERISA eligible.
Tax Structure:	REMIC

Preliminary Summary of Terms

Principal:	Principal will be allocated to the certificates according to the Priority of Distributions. The Senior Principal Distribution Amount will generally be allocated to the Senior Certificates (other than to Class A-PO which will receive principal based on the Ratio Strip Principal Amount) as follows: approximately [65.2499167186]% to the Class A-1 Certificates until their class balances have been reduced to zero and approximately [34.7500832814]% sequentially to the Class A-2 and Class A-3 Certificates, in that order, until their class balances have been reduced to zero. The Subordinate Principal Distribution Amount will generally be allocated to the Subordinate Certificates on a pro-rata basis but will be distributed sequentially in accordance with their numerical class designations. *(Please see the Priority of Distributions section)*
Interest Accrual:	Interest will accrue on each class of Certificates (except for Class A-PO; interest will accrue on Class A-PO beginning in March 2007 and thereafter) during each one-month period ending on the last day of the month preceding the month in which each Distribution Date occurs (each, an "Interest Accrual Period"). The initial Interest Accrual Period will be deemed to have commenced on April 1, 2002. Interest which accrues on such class of Certificates during an Interest Accrual Period will be calculated on the assumption that distributions which reduce the principal balances thereof on the Distribution Date in that Interest Accrual Period are made on the first day of the Interest Accrual Period.
Pool Distribution Amount:	The Pool Distribution Amount with respect to any Distribution Date will be equal to the sum of (i) all scheduled installments of interest (net of the related Servicing Fee) and principal corresponding to the related Collection Period, together with any advances in respect thereof or any compensating interest; (ii) all proceeds of any primary mortgage guaranty insurance policies and any other insurance policies with respect to the Mortgage Loans, to the extent such proceeds are not applied to the restoration of the related mortgaged property or released to the mortgagor in accordance with the Servicer's normal servicing procedures and all other cash amounts received and retained in connection with the liquidation of defaulted Mortgage Loans, by foreclosure or otherwise (collectively, "Liquidation Proceeds"), during the related Collection Period (in each case, net of unreimbursed expenses incurred in connection with a liquidation or foreclosure and unreimbursed advances, if any); (iii) all partial or full prepayments corresponding to the related Collection Period; and (iv) any substitution adjustment payments in connection with any defective mortgage loan received with respect to such Distribution Date or amounts received in connection with the optional termination of the Trust as of such Distribution Date, reduced by amounts in reimbursement for advances previously made and other amounts as to which the Servicer is entitled to be reimbursed pursuant to the Pooling Agreement. The Pool Distribution Amount will not include any profit received by the Servicer on the foreclosure of a Mortgage Loan. Such amounts, if any, will be retained by the Servicer as additional servicing compensation.

Preliminary Summary of Terms

Senior Percentage:

For any Distribution Date, immediately prior to such date, (i) the aggregate principal balance of the Senior Certificates (other than the Class A-PO Certificates) divided by (ii) the aggregate principal balance of the Certificates (other than the Class A-PO Certificates).

Subordinated Percentage:

For any Distribution Date the percentage equal to 100% minus the Senior Percentage for such date.

Senior Prepayment Percentage:

For the following Distribution Dates, will be as follows:

Distribution Date	Senior Prepayment Percentage
May 2002 through April 2009	100%
May 2009 through April 2010	the Senior %, plus 70% of the Sub. %
May 2010 through April 2011	the Senior %, plus 60% of the Sub. %
May 2011 through April 2012	the Senior %, plus 40% of the Sub. %
May 2012 through April 2013	the Senior %, plus 20% of the Sub. %
May 2013 and thereafter	the Senior %

However, (i) if on any Distribution Date the Senior Percentage exceeds the initial Senior Percentage, the Senior Prepayment Percentage for such date will equal 100%, (ii) if on any Distribution Date prior to the May 2005 Distribution Date, prior to giving effect to any distributions, the Subordinate Percentage for such Distribution Date is greater than or equal to twice the initial Subordinate Percentage, then the Senior Prepayment Percentage for such Distribution Date will equal the Senior Percentage plus 50% of the Subordinate Percentage, and (iii) if on or after the May 2005 Distribution Date, prior to giving effect to any distributions, the Subordinate Percentage for such Distribution Date is greater than or equal to twice the initial Subordinate Percentage for such Distribution Date, then the Senior Prepayment Percentage for such Distribution Date will equal the Senior Percentage.

Preliminary Summary of Terms	
Net Mortgage Interest Rate:	As to any Mortgage Loan and Distribution Date, such Mortgage Loan's Mortgage Interest Rate thereon on the first day of the month preceding the month of the related Distribution Date reduced by the Servicing Fee Rate applicable to each Mortgage Loan and the Trustee Fee Rate.
Discount Mortgage Loan:	Any Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is less than [%] per annum.
Premium Mortgage Loan:	Any Mortgage Loan with a Net Mortgage Interest Rate on the closing date that is equal to or greater than [%] per annum.
Non-Ratio Strip Percentage:	As to any Discount Mortgage Loan, a fraction (expressed as a percentage), the numerator of which is the Net Mortgage Interest Rate of such Discount Mortgage Loan on the closing date and the denominator of which is [%]. As to any Mortgage Loan that is not a Discount Mortgage Loan, 100%.
Ratio Strip Percentage:	As to any Discount Mortgage Loan, 100% minus the Non-Ratio Strip Percentage for such Mortgage Loan. As to any Mortgage Loan that is not a Discount Mortgage Loan, 0%.
Ratio Strip Principal Amount:	As to any Distribution Date, the sum of the applicable Ratio Strip Percentage of (a) the principal portion of each Monthly Payment (without giving effect to payments to certain reductions thereof due on each Mortgage Loan on the related Due Date, (b) the Stated Principal Balance, as of the date of repurchase, of each Mortgage Loan that was repurchased by the related Seller or the Depositor pursuant to this Agreement as of such Distribution Date, (c) any substitution adjustment payments in connection with any defective Mortgage Loan received with respect to such Distribution Date, (d) any liquidation proceeds allocable to recoveries of principal of Mortgage Loans that are not yet liquidated Mortgage Loans received during the calendar month preceding the month of such Distribution Date, (e) with respect to each Mortgage Loan that became a liquidated Mortgage Loan during the calendar month preceding the month of such Distribution Date, the amount of liquidation proceeds allocable to principal received with respect to such Mortgage Loan during the calendar month preceding the month of such Distribution Date with respect to such Mortgage Loan and (f) all Principal Prepayments on Mortgage Loans received during the calendar month preceding the month of such Distribution
Senior Principal Distribution Amount:	As to any Distribution Date, the sum of (i) the Senior Percentage of the applicable Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of 'Ratio Strip Principal Amount" for such Distribution Date and (ii) the Senior Prepayment Percentage of the applicable Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.

Preliminary Summary of Terms	
Subordinate Principal Distribution Amount:	With respect to any Distribution Date, an amount equal to the sum of (i) the Subordinate Percentage of the applicable Non-Ratio Strip Percentage of all amounts described in clauses (a) through (d) of the definition of "Ratio Strip Principal Amount" for such Distribution Date and (ii) the Subordinate Prepayment Percentage of the applicable Non-Ratio Strip Percentage of the amounts described in clauses (e) and (f) of the definition of "Ratio Strip Principal Amount" for such Distribution Date subject to certain reductions due to losses.
Class A-PO Deferred Amount:	As to any Distribution Date prior to the Senior Credit Support Depletion Date, the aggregate of the applicable Ratio Strip Percentage of each Realized Loss, other than an Excess Loss, to be allocated to the Class A-PO Certificates on such Distribution Date or previously allocated to the Class A-PO Certificates and not yet paid to the Holders of the Class A-PO Certificates. Class A-PO Deferred Amounts will be payable to the holders of the Class A-PO Certificates from amounts otherwise distributable as principal to the Class B Certificates, in reverse order of priority beginning with the Class B-6 Certificates.

Credit Support

Credit support for the Offered Certificates is provided by subordination. Please see the diagram below. Additional credit enhancement is provided by the allocation of all principal prepayments to the Senior Certificates (other than the Class A-PO Certificates), subject to certain exceptions, for the first seven years and the disproportionately greater allocation of prepayments to the Senior Certificates (other than the Class A-PO Certificates) over the following four years. The disproportionate allocation of prepayments will accelerate the amortization of those Senior Certificates relative to the amortization of the Subordinate Certificates. As a result, the credit support percentage for the Class A Certificates should be maintained and may be increased during the first eleven years.

Subordination of Class B Certificates


Priority of Payment
Class A (Credit Support 2.85%)
Class B-1 (Credit Support 1.50%)
Class B-2 (Credit Support 1.00%)
Class B-3 (Credit Support 0.50%)
Class B-4 (Credit Support 0.35%)
Class B-5 (Credit Support 0.20%)
Class B-6 (Credit Support 0.00%)
Order of Loss Allocation

Priority of Distributions

Distributions will be made on each Distribution Date from the Pool Distribution Amount in the following order of priority:

Priority of Distributions


First, to the Trustee
Second, to Class A to pay Interest
Third, to Class A-1, A-2, A-3 and Class A-PO to pay Principal
Fourth, to Class A-PO to pay any applicable Class A-PO Deferred Amounts
Fifth, sequentially, to each class of Subordinate Certificates to pay Interest and Principal in the order of numerical class designations, beginning with Class B-1, until each class balance is zero
Sixth, to the residual certificate, any remaining amounts

Bond Summary to Maturity

A-1

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-00	5.115	5.163	5.199	**5.222**	5.235	5.231	5.169
Average Life (Years)	11.288	7.474	5.379	**4.104**	3.259	2.226	1.407
Modified Duration	7.430	5.373	4.127	**3.304**	2.719	1.948	1.284
First Principal Payment Date	5/25/02	5/25/02	5/25/02	**5/25/02**	5/25/02	5/25/02	5/25/02
Last Principal Payment Date	4/25/32	4/25/32	4/25/32	**4/25/32**	4/25/32	4/25/32	2/25/32
Principal Payment Window (Months)	360	360	360	**360**	360	360	358

A-2

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-17	5.092	5.110	5.068	**4.972**	4.852	4.589	4.125
Average Life (Years)	6.713	3.891	2.671	**2.002**	1.580	1.082	0.695
Modified Duration	5.195	3.300	2.368	**1.821**	1.461	1.021	0.668
First Principal Payment Date	5/25/02	5/25/02	5/25/02	**5/25/02**	5/25/02	5/25/02	5/25/02
Last Principal Payment Date	8/25/17	9/25/11	10/25/08	**3/25/07**	2/25/06	11/25/04	12/25/03
Principal Payment Window (Months)	184	113	78	**59**	46	31	20

A-3

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 98-26	5.136	5.201	5.283	**5.375**	5.461	5.596	5.753
Average Life (Years)	21.697	15.625	11.541	**8.888**	7.080	4.827	3.026
Modified Duration	12.579	10.138	8.150	**6.674**	5.565	4.039	2.673
First Principal Payment Date	8/25/17	9/25/11	10/25/08	**3/25/07**	2/25/06	11/25/04	12/25/03
Last Principal Payment Date	4/25/32	4/25/32	4/25/32	**4/25/32**	4/25/32	4/25/32	2/25/32
Principal Payment Window (Months)	177	248	283	**302**	315	330	339

Bond Summary to Rate Reset Date(1)

A-1

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-00	5.362	5.350	5.336	**5.320**	5.302	5.260	5.174
Average Life (Years)	4.210	3.716	3.276	**2.892**	2.552	1.987	1.367
Modified Duration	3.639	3.232	2.868	**2.549**	2.265	1.788	1.256
First Principal Payment Date	5/25/02	5/25/02	5/25/02	**5/25/02**	5/25/02	5/25/02	5/25/02
Last Principal Payment Date	3/25/07	3/25/07	3/25/07	**3/25/07**	3/25/07	3/25/07	3/25/07
Principal Payment Window (Months)	59	59	59	**59**	59	59	59

A-2

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 100-17	5.199	5.144	5.071	**4.972**	4.852	4.589	4.125
Average Life (Years)	3.899	3.188	2.555	**2.002**	1.580	1.082	0.695
Modified Duration	3.391	2.806	2.282	**1.821**	1.461	1.021	0.668
First Principal Payment Date	5/25/02	5/25/02	5/25/02	**5/25/02**	5/25/02	5/25/02	5/25/02
Last Principal Payment Date	3/25/07	3/25/07	3/25/07	**3/25/07**	2/25/06	11/25/04	12/25/03
Principal Payment Window (Months)	59	59	59	**59**	46	31	20

A-3

CPR	5%	10%	15%	**20%**	25%	35%	50%
Yield at 98-26	5.658	5.658	5.658	**5.658**	5.664	5.697	5.782
Average Life (Years)	4.917	4.917	4.917	**4.917**	4.765	4.045	2.894
Modified Duration	4.207	4.207	4.207	**4.207**	4.091	3.524	2.584
First Principal Payment Date	3/25/07	3/25/07	3/25/07	**3/25/07**	2/25/06	11/25/04	12/25/03
Last Principal Payment Date	3/25/07	3/25/07	3/25/07	**3/25/07**	3/25/07	3/25/07	3/25/07
Principal Payment Window (Months)	1	1	1	**1**	14	29	40

(1) Assumes any outstanding principal balance on the Certificates will be paid in full on the Distribution Date occurring in the month of March 2007.

Collateral Summary

Description of The Mortgage Loans

The Mortgage Loans consist of 5/1 Hybrid ARM residential mortgage loans which are conventional, fully amortizing, one-to-four family, residential first lien mortgage loans. The Mortgage Loans have a fixed interest rate for the first 5 years and thereafter the Mortgage Loans have a variable interest rate. The mortgage loan interest rate adjusts at the end of the initial fixed interest rate period and annually thereafter. The mortgage interest rates will be indexed to One-Year Libor and will adjust to that index plus a certain number of basis points (the "Gross Margin"). The One-Year Libor index will be equal to the rate quoted as of either (i) the first business day of the month preceding the adjustment date or (ii) forty-five days prior to the adjustment date. The mortgage interest rates generally have Periodic Caps of 5% for the first adjustment date and 2% for every adjustment date thereafter. The mortgage interest rates are subject to lifetime maximum mortgage interest rates which are generally 5% over the initial mortgage interest rate. None of the mortgage interest rates are subject to a lifetime minimum interest rate. Therefore, the effective minimum interest rate for each Mortgage Loan will be its Gross Margin.

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Total Outstanding Loan Balance		$426,858,494	
Total Number of Loans		851	
Average Loan Principal Balance		$501,596	$149,850 to $1,000,000
WA Gross Coupon		6.201%	5.000% to 7.000%
WA FICO		736	620 to 819
WA Original Term (mos.)		358	180 to 360
WA Remaining Term (mos.)		358	180 to 360
WA OLTV		65.59%	12.92% to 95.00%
Months to First Adjustment Date		60	55 to 60
WA Gross Margin		2.250%	
WA Rate Ceiling		11.201%	10.000% to 12.000%
Geographic Concentration of Mortgaged Properties (Top 5 States) based on the Aggregate Stated Principal Balance	CA	78.64%	
	FL	2.59%	
	NC	1.71%	
	VA	1.67%	
	AZ	1.55%	

Collateral Summary

The approximate collateral statistics for the Mortgage Loans are listed below as of the Cut-Off Date. The balances and percentages may not be exact due to rounding.

Occupancy of Mortgaged Properties (1)

Occupancy	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Primary	803	$403,230,467.94	94.46%
Second Home	38	19,676,759.48	4.61
Investor	10	3,951,266.10	0.93
Total:	**851**	**$426,858,493.52**	**100.00%**

(1) Based solely on representations of the mortgagor at the time of origination of the related Mortgage Loan.

Property Types

Property Type	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
Single Family	547	$278,961,206.89	65.35%
PUD - Detached	218	109,043,008.81	25.55
Condo - Low Rise	50	22,539,351.25	5.28
PUD - Attached	20	7,665,185.70	1.80
2-Family	7	4,145,997.85	0.97
Condo - High Rise	6	3,373,510.21	0.79
3-Family	1	506,500.00	0.12
Townhouse	1	342,400.00	0.08
4-Family	1	281,332.81	0.07
Total:	**851**	**$426,858,493.52**	**100.00%**

Mortgage Loan Purpose

Purpose	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
R/T Refi	384	$204,212,707.51	47.84%
Purchase	328	156,120,717.82	36.57
C/O Refi	139	66,525,068.19	15.58
Total:	**851**	**$426,858,493.52**	**100.00%**

Geographical Distribution of the Mortgage Properties (1)

Geographic Area	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
California	671	$335,693,124.31	78.64%
Florida	23	11,071,729.24	2.59
North Carolina	15	7,317,611.97	1.71
Virginia	16	7,142,409.63	1.67
Arizona	15	6,601,209.16	1.55
Maryland	11	6,190,444.17	1.45
Massachusetts	9	5,753,341.47	1.35
Texas	9	5,043,759.17	1.18
Colorado	8	4,205,378.69	0.99
Washington	8	4,027,814.97	0.94
District of Columbia	8	3,888,597.84	0.91
Nevada	7	3,772,933.12	0.88
Illinois	7	3,517,290.09	0.82
Georgia	6	2,571,107.04	0.60
South Carolina	6	2,505,100.00	0.59
Tennessee	4	2,250,145.61	0.53
Connecticut	3	1,904,200.00	0.45
Minnesota	4	1,867,200.00	0.44
New Mexico	4	1,857,611.15	0.44
Hawaii	2	1,695,000.00	0.40
New Jersey	3	1,676,800.00	0.39
New York	3	1,551,000.00	0.36
Missouri	3	1,498,400.00	0.35
Oregon	2	1,109,115.89	0.26
Kansas	1	993,750.00	0.23
Wisconsin	2	779,920.00	0.18
New Hampshire	1	373,500.00	0.09
Total:	**851**	**$426,858,493.52**	**100.00%**

(1) As of the Cut-Off Date, no more than approximately 2.12% of the Mortgage Loans are expected to be secured by mortgaged properties located in any one five-digit postal zip code.

Current Mortgage Loan Principal Balances (1)

Current Mortgage Loan Principal Balances	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
100,000.01 - 150,000.00	1	$149,850.00	0.04%
250,000.01 - 300,000.00	2	581,068.12	0.14
300,000.01 - 350,000.00	129	42,659,998.01	9.99
350,000.01 - 400,000.00	185	69,857,061.89	16.37
400,000.01 - 450,000.00	134	57,493,645.28	13.47
450,000.01 - 500,000.00	87	41,612,615.01	9.75
500,000.01 - 550,000.00	66	34,724,364.12	8.13
550,000.01 - 600,000.00	60	34,765,989.49	8.14
600,000.01 - 650,000.00	41	25,925,001.73	6.07
650,000.01 - 700,000.00	32	21,853,289.84	5.12
700,000.01 - 750,000.00	42	30,880,208.57	7.23
750,000.01 - 800,000.00	9	7,102,178.78	1.66
800,000.01 - 850,000.00	9	7,407,628.98	1.74
850,000.01 - 900,000.00	12	10,550,812.88	2.47
900,000.01 - 950,000.00	6	5,555,861.17	1.3
950,000.01 - 1,000,000.00	36	35,738,919.65	8.37
Total:	**851**	**$426,858,493.52**	**100.00%**

(1) As of the Cut-Off Date, the average outstanding principal balance of the Mortgage Loans is expected to be approximately $501,596.

Original Loan-To-Value Ratios (1)

Original Loan-To-Value Ratios	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
10.01% to 15.00%	1	$581,500.00	0.14%
15.01% to 20.00%	6	3,387,608.07	0.79
20.01% to 25.00%	11	7,042,111.08	1.65
25.01% to 30.00%	11	6,579,077.42	1.54
30.01% to 35.00%	15	9,566,031.10	2.24
35.01% to 40.00%	16	9,398,276.51	2.20
40.01% to 45.00%	33	17,327,204.80	4.06
45.01% to 50.00%	43	22,788,616.04	5.34
50.01% to 55.00%	46	25,977,222.32	6.09
55.01% to 60.00%	61	30,498,393.12	7.14
60.01% to 65.00%	66	35,538,751.90	8.33
65.01% to 70.00%	102	52,252,530.13	12.24
70.01% to 75.00%	84	46,983,824.69	11.01
75.01% to 80.00%	334	150,593,725.01	35.28
80.01% to 85.00%	3	1,204,058.46	0.28
85.01% to 90.00%	9	3,549,731.49	0.83
90.01% to 95.00%	10	3,589,831.38	0.84
Total:	**851**	**$426,858,493.52**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Loan-To-Value Ratio at origination of the Mortgage Loans is expected to be approximately 65.59%.

Current Mortgage Interest Rates (1)

Mortgage Interest Rates	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
less than 5.000%	1	$377,495.87	0.09%
5.001% to 5.250%	4	2,834,605.00	0.66
5.251% to 5.500%	8	3,620,248.37	0.85
5.501% to 5.750%	35	17,351,170.46	4.06
5.751% to 6.000%	189	94,945,063.13	22.24
6.001% to 6.250%	320	163,721,109.05	38.35
6.251% to 6.500%	240	117,643,507.86	27.56
6.501% to 6.750%	50	24,890,692.61	5.83
6.751% to 7.000%	4	1,474,601.17	0.35
Total:	**851**	**$426,858,493.52**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Current Mortgage Interest Rate of the Mortgage Loans is expected to be approximately 6.201%.

Gross Margins

Gross Margins	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
2.250%	851	$426,858,493.52	100.00%
Total:	**851**	**$426,858,493.52**	**100.00%**

Rate Ceilings (1)

Maximum Lifetime Mortgage Interest Rates	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
9.751% to 10.000%	1	$377,495.87	0.09%
10.001% to 10.250%	4	2,834,605.00	0.66
10.251% to 10.500%	8	3,620,248.37	0.85
10.501% to 10.750%	35	17,351,170.46	4.06
10.751% to 11.000%	189	94,945,063.13	22.24
11.001% to 11.250%	320	163,721,109.05	38.35
11.251% to 11.500%	240	117,643,507.86	27.56
11.501% to 11.750%	50	24,890,692.61	5.83
11.751% to 12.000%	4	1,474,601.17	0.35
Total:	**851**	**$426,858,493.52**	**100.00%**

(1) As of the Cut-Off Date, the weighted average Rate Ceiling of the Mortgage Loans is expected to be approximately 11.201%.

First Adjustment Date (1)

First Adjustment Date	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
November 1, 2006	1	366,638.06	0.09
February 1, 2007	2	861,857.06	0.20
March 1, 2007	231	113,360,062.66	26.56
April 1, 2007	617	$312,269,935.74	73.16%
Total:	**851**	**$426,858,493.52**	**100.00%**

(1) As of the Cut-Off Date, the weighted average months to first Adjustment Date for the Mortgage Loans is expected to be approximately 60 months.

Remaining Terms (1)

Remaining Term	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
161 to 180 months	5	$2,904,000.00	0.68%
281 to 300 months	3	2,122,976.38	0.50
341 to 360 months	843	421,831,517.14	98.82
Total:	**851**	**$426,858,493.52**	**100.00%**

(1) As of the Cut-Off Date, the weighted average remaining term to stated maturity of the Mortgage Loans is expected to be approximately 358 months.

Credit Scoring of Mortgagors (1)

Credit Scores	Number Of Mortgage Loans	Aggregate Stated Principal Balance as of Cutoff Date	% of Cutoff Date Pool Principal Balance
801 to 850	18	$8,797,154.03	2.06%
751 to 800	349	172,751,152.64	40.47
701 to 750	312	156,796,214.75	36.73
651 to 700	145	75,062,290.29	17.58
601 to 650	26	13,122,981.81	3.07
Unknown Scores	1	328,700.00	0.08
Total:	**851**	**$426,858,493.52**	**100.00%**

(1) The scores shown are Bureau Credit Scores from Experiean (FICO), Equifax (Beacon) and TransUnion (Empirica).

Period	Date	Principal	Interest	Cash Flow	Balance	Coupon
Total		15,000,000.00	2,355,352.39	17,355,352.39		
0	25-Apr-02	0	0	0	15,000,000.00	0
1	25-May-02	298,725.86	67,875.00	366,600.86	14,701,274.14	5.4300
2	25-Jun-02	293,016.02	66,523.27	359,539.28	14,408,258.13	5.4300
3	25-Jul-02	287,413.94	65,197.37	352,611.31	14,120,844.19	5.4300
4	25-Aug-02	281,917.61	63,896.82	345,814.43	13,838,926.58	5.4300
5	25-Sep-02	276,525.04	62,621.14	339,146.18	13,562,401.54	5.4300
6	25-Oct-02	271,234.28	61,369.87	332,604.15	13,291,167.26	5.4300
7	25-Nov-02	266,043.44	60,142.53	326,185.97	13,025,123.82	5.4300
8	25-Dec-02	260,950.62	58,938.69	319,889.31	12,764,173.20	5.4300
9	25-Jan-03	255,954.00	57,757.88	313,711.88	12,508,219.20	5.4300
10	25-Feb-03	251,051.76	56,599.69	307,651.45	12,257,167.44	5.4300
11	25-Mar-03	246,242.14	55,463.68	301,705.83	12,010,925.30	5.4300
12	25-Apr-03	241,523.40	54,349.44	295,872.84	11,769,401.90	5.4300
13	25-May-03	236,893.84	53,256.54	290,150.38	11,532,508.06	5.4300
14	25-Jun-03	232,351.77	52,184.60	284,536.37	11,300,156.29	5.4300
15	25-Jul-03	227,895.56	51,133.21	279,028.77	11,072,260.73	5.4300
16	25-Aug-03	223,523.59	50,101.98	273,625.57	10,848,737.14	5.4300
17	25-Sep-03	219,234.29	49,090.54	268,324.82	10,629,502.85	5.4300
18	25-Oct-03	215,026.10	48,098.50	263,124.60	10,414,476.76	5.4300
19	25-Nov-03	210,897.49	47,125.51	258,023.00	10,203,579.26	5.4300
20	25-Dec-03	206,846.98	46,171.20	253,018.18	9,996,732.28	5.4300
21	25-Jan-04	202,873.09	45,235.21	248,108.31	9,793,859.19	5.4300
22	25-Feb-04	198,974.39	44,317.21	243,291.61	9,594,884.79	5.4300
23	25-Mar-04	195,149.47	43,416.85	238,566.32	9,399,735.33	5.4300
24	25-Apr-04	191,396.93	42,533.80	233,930.73	9,208,338.40	5.4300
25	25-May-04	187,715.42	41,667.73	229,383.15	9,020,622.98	5.4300
26	25-Jun-04	184,103.60	40,818.32	224,921.92	8,836,519.38	5.4300
27	25-Jul-04	180,560.16	39,985.25	220,545.41	8,655,959.22	5.4300
28	25-Aug-04	177,083.82	39,168.22	216,252.03	8,478,875.41	5.4300
29	25-Sep-04	173,673.31	38,366.91	212,040.22	8,305,202.09	5.4300
30	25-Oct-04	170,327.40	37,581.04	207,908.44	8,134,874.69	5.4300
31	25-Nov-04	167,044.88	36,810.31	203,855.18	7,967,829.82	5.4300
32	25-Dec-04	163,824.54	36,054.43	199,878.97	7,804,005.28	5.4300
33	25-Jan-05	160,665.22	35,313.12	195,978.35	7,643,340.06	5.4300

34	25-Feb-05	157,565.78	34,586.11	192,151.89	7,485,774.28	5.4300
35	25-Mar-05	154,525.08	33,873.13	188,398.21	7,331,249.19	5.4300
36	25-Apr-05	151,542.02	33,173.90	184,715.93	7,179,707.17	5.4300
37	25-May-05	148,615.52	32,488.17	181,103.70	7,031,091.65	5.4300
38	25-Jun-05	145,744.51	31,815.69	177,560.20	6,885,347.13	5.4300
39	25-Jul-05	135,150.34	31,156.20	166,306.53	6,750,196.79	5.4300
40	25-Aug-05	132,549.53	30,544.64	163,094.17	6,617,647.26	5.4300
41	25-Sep-05	129,998.12	29,944.85	159,942.98	6,487,649.14	5.4300
42	25-Oct-05	127,495.18	29,356.61	156,851.80	6,360,153.95	5.4300
43	25-Nov-05	125,039.80	28,779.70	153,819.49	6,235,114.16	5.4300
44	25-Dec-05	122,631.07	28,213.89	150,844.96	6,112,483.08	5.4300
45	25-Jan-06	120,268.13	27,658.99	147,927.11	5,992,214.96	5.4300
46	25-Feb-06	117,950.10	27,114.77	145,064.87	5,874,264.86	5.4300
47	25-Mar-06	115,676.15	26,581.05	142,257.20	5,758,588.71	5.4300
48	25-Apr-06	113,445.44	26,057.61	139,503.05	5,645,143.27	5.4300
49	25-May-06	111,257.15	25,544.27	136,801.43	5,533,886.12	5.4300
50	25-Jun-06	109,110.50	25,040.83	134,151.33	5,424,775.62	5.4300
51	25-Jul-06	107,004.69	24,547.11	131,551.80	5,317,770.93	5.4300
52	25-Aug-06	104,938.95	24,062.91	129,001.86	5,212,831.98	5.4300
53	25-Sep-06	102,912.53	23,588.06	126,500.60	5,109,919.45	5.4300
54	25-Oct-06	100,924.69	23,122.39	124,047.08	5,008,994.76	5.4300
55	25-Nov-06	98,974.70	22,665.70	121,640.40	4,910,020.06	5.4300
56	25-Dec-06	97,061.85	22,217.84	119,279.69	4,812,958.21	5.4300
57	25-Jan-07	95,185.43	21,778.64	116,964.07	4,717,772.78	5.4300
58	25-Feb-07	93,344.76	21,347.92	114,692.68	4,624,428.02	5.4300
59	25-Mar-07	4,624,428.02	20,925.54	4,645,353.55	0	5.4300

Bond Class: A1 (Balloon in Month 59)

	0%	5%	15%	20%	25%	30%	35%	50%	60%
99.685500	5.563	5.561	5.557	5.555	5.552	5.549	5.546	5.533	5.522
99.716750	5.555	5.552	5.546	5.543	5.538	5.534	5.528	5.508	5.490
99.748000	5.547	5.544	5.535	5.530	5.524	5.518	5.511	5.483	5.459
99.779250	5.540	5.535	5.524	5.518	5.511	5.502	5.493	5.458	5.427
99.810500	5.532	5.527	5.513	5.506	5.497	5.487	5.476	5.434	5.395
99.841750	5.524	5.518	5.503	5.493	5.483	5.471	5.458	5.409	5.364
99.873000	5.517	5.509	5.492	5.481	5.469	5.456	5.441	5.384	5.332
99.904250	5.509	5.501	5.481	5.469	5.455	5.440	5.423	5.359	5.301
99.935500	5.502	5.492	5.470	5.457	5.442	5.425	5.406	5.334	5.269
99.966750	5.494	5.484	5.459	5.444	5.428	5.409	5.388	5.309	5.238
99.998000	5.486	5.475	5.448	5.432	5.414	5.394	5.371	5.284	5.206
100.029250	5.479	5.466	5.437	5.420	5.400	5.378	5.353	5.260	5.175
100.060500	5.471	5.458	5.426	5.408	5.386	5.363	5.336	5.235	5.143
100.091750	5.463	5.449	5.415	5.395	5.373	5.347	5.319	5.210	5.112
100.123000	5.456	5.441	5.405	5.383	5.359	5.332	5.301	5.185	5.081
100.154250	5.448	5.432	5.394	5.371	5.345	5.316	5.284	5.160	5.049
100.185500	5.440	5.424	5.383	5.359	5.331	5.301	5.266	5.136	5.018
100.216750	5.433	5.415	5.372	5.346	5.318	5.285	5.249	5.111	4.986
100.248000	5.425	5.407	5.361	5.334	5.304	5.270	5.232	5.086	4.955
100.279250	5.418	5.398	5.350	5.322	5.290	5.254	5.214	5.062	4.924
100.310500	5.410	5.389	5.339	5.310	5.277	5.239	5.197	5.037	4.893
WAL (Yrs)	4.764	4.210	3.276	2.892	2.552	2.252	1.987	1.368	1.065
Mod Dur	4.080	3.628	2.860	2.542	2.259	2.007	1.784	1.255	0.990
FirstPrinPay	05/25/2002	05/25/2002	05/25/2002	05/25/2002	05/25/2002	05/25/2002	05/25/2002	05/25/2002	05/25/2002
Maturity	03/25/2007	03/25/2007	03/25/2007	03/25/2007	03/25/2007	03/25/2007	03/25/2007	03/25/2007	03/25/2007
Prin Window (Months	59	59	59	59	59	59	59	59	59

N:\Trading\Mortgage Backed Trading\Charlotte\AW\BOAMS\2002 C\Prosup\B 02C PROSUP.ssx

nbk7to1 on CLTTWP10257

4/17/2002 11:50 AM

BOAMS02C - Price/Yield - A2

Balance	$50,000,000.00	Delay	24
Coupon	5.512	Dated	4/1/02
Settle	4/25/02	First Payment	5/25/02

Price	5 CPR to Roll	10 CPR to Roll	15 CPR to Roll	20 CPR to Roll	25 CPR to Roll	30 CPR to Roll	35 CPR to Roll	40 CPR to Roll	50 CPR to Roll	60 CPR to Roll
99.723800	5.551	5.547	5.544	5.540	5.535	5.530	5.524	5.518	5.503	5.483
99.755050	5.542	5.538	5.533	5.527	5.521	5.515	5.507	5.498	5.478	5.451
99.786300	5.533	5.528	5.522	5.515	5.508	5.499	5.489	5.479	5.453	5.420
99.817550	5.525	5.518	5.511	5.503	5.494	5.483	5.472	5.459	5.428	5.388
99.848800	5.516	5.509	5.500	5.491	5.480	5.468	5.454	5.439	5.403	5.357
99.880050	5.507	5.499	5.489	5.478	5.466	5.452	5.437	5.419	5.378	5.325
99.911300	5.499	5.489	5.478	5.466	5.452	5.437	5.419	5.400	5.353	5.294
99.942550	5.490	5.480	5.467	5.454	5.438	5.421	5.402	5.380	5.328	5.262
99.973800	5.482	5.470	5.456	5.442	5.425	5.406	5.384	5.360	5.303	5.231
100.005050	5.473	5.460	5.446	5.429	5.411	5.390	5.367	5.341	5.278	5.199
100.036300	**5.465**	**5.451**	**5.435**	**5.417**	**5.397**	**5.375**	**5.349**	**5.321**	**5.254**	**5.168**
100.067550	5.456	5.441	5.424	5.405	5.383	5.359	5.332	5.302	5.229	5.136
100.098800	5.447	5.431	5.413	5.393	5.370	5.344	5.315	5.282	5.204	5.105
100.130050	5.439	5.422	5.402	5.380	5.356	5.328	5.297	5.262	5.179	5.073
100.161300	5.430	5.412	5.391	5.368	5.342	5.313	5.280	5.243	5.154	5.042
100.192550	5.422	5.402	5.380	5.356	5.328	5.297	5.262	5.223	5.130	5.011
100.223800	5.413	5.393	5.370	5.344	5.315	5.282	5.245	5.204	5.105	4.979
100.255050	5.405	5.383	5.359	5.331	5.301	5.266	5.228	5.184	5.080	4.948
100.286300	5.396	5.373	5.348	5.319	5.287	5.251	5.210	5.165	5.056	4.917
100.317550	5.387	5.364	5.337	5.307	5.273	5.236	5.193	5.145	5.031	4.886
100.348800	5.379	5.354	5.326	5.295	5.260	5.220	5.176	5.126	5.006	4.854
WAL	4.210	3.716	3.276	2.892	2.552	2.252	1.987	1.754	1.367	1.065
Mod Durn	3.628	3.223	2.861	2.543	2.260	2.008	1.785	1.587	1.254	0.990
Principal Window	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07

BOAMS02CTS - Price/Yield - A1

Balance	$270,303,000.00	Delay	24
Coupon	5.430	Dated	4/1/02
Settle	4/25/02	*First Payment*	5/25/02

Price	5 CPR	10 CPR	15 CPR	20 CPR	25 CPR	30 CPR	35 CPR	40 CPR	50 CPR	60 CPR
99-12	5.564	5.574	5.584	5.596	5.609	5.623	5.640	5.658	5.703	5.759
99-14	5.547	5.554	5.562	5.571	5.581	5.592	5.605	5.619	5.652	5.696
99-16	5.530	5.535	5.540	5.546	5.553	5.561	5.569	5.579	5.602	5.632
99-18	5.513	5.515	5.518	5.522	5.525	5.529	5.534	5.540	5.552	5.568
99-20	5.495	5.496	5.496	5.497	5.498	5.498	5.499	5.500	5.502	5.505
99-22	5.478	5.476	5.475	5.472	5.470	5.467	5.464	5.461	5.452	5.442
99-24	5.461	5.457	5.453	5.448	5.442	5.436	5.429	5.421	5.402	5.378
99-26	5.444	5.438	5.431	5.423	5.415	5.405	5.394	5.382	5.353	5.315
99-28	5.427	5.418	5.409	5.399	5.387	5.374	5.359	5.342	5.303	5.252
99-30	5.409	5.399	5.387	5.374	5.359	5.343	5.324	5.303	5.253	5.189
100-00	**5.392**	**5.380**	**5.366**	**5.350**	**5.332**	**5.312**	**5.289**	**5.264**	**5.204**	**5.126**
100-02	5.375	5.361	5.344	5.325	5.304	5.281	5.254	5.225	5.154	5.063
100-04	5.358	5.341	5.322	5.301	5.277	5.250	5.220	5.186	5.105	5.001
100-06	5.341	5.322	5.301	5.277	5.250	5.219	5.185	5.146	5.055	4.938
100-08	5.324	5.303	5.279	5.252	5.222	5.188	5.150	5.107	5.006	4.876
100-10	5.307	5.284	5.257	5.228	5.195	5.157	5.116	5.068	4.957	4.813
100-12	5.290	5.264	5.236	5.204	5.167	5.127	5.081	5.030	4.907	4.751
100-14	5.273	5.245	5.214	5.179	5.140	5.096	5.046	4.991	4.858	4.688
100-16	5.256	5.226	5.192	5.155	5.113	5.065	5.012	4.952	4.809	4.626
100-18	5.239	5.207	5.171	5.131	5.086	5.035	4.977	4.913	4.760	4.564
100-20	5.222	5.188	5.149	5.107	5.058	5.004	4.943	4.874	4.711	4.502
WAL	4.210	3.716	3.276	2.892	2.552	2.252	1.987	1.754	1.368	1.065
Mod Durn	3.636	3.229	2.866	2.547	2.263	2.011	1.787	1.588	1.256	0.991
Principal Windo	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07	May02 - Mar07